SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

 Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

June 6, 2023

Securities and Exchange Commission – SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you of the following Material Event:

1.
The weighted exchange rate registered by the Peruvian Superintendence of Banking, Insurance and AFP (Superintendencia de Banca, Seguros y AFP) at the close of business on June 6, 2023, to be used for the calculation of the dividends to be paid by the Company on June 9, 2023 is S/3.6901 per US Dollar.

2.	In this regard, the dividend to be paid per share shall be US$6.7749, equivalent to S/25.0000 per share.

This communication is related to the dividend distribution agreement and the new dividend fixing date agreement adopted by the Board of Directors on April 27, 2023 and May 4, 2023 and informed to the market as Material Events.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023

CREDICORP LTD.
(Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative